SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 4, 2007, of Holding(s) in Company

                                                            SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Credit Suisse

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Credit Suisse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

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Credit Suisse Securities (Europe) Ltd                                                         59,357,902
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Credit Suisse International                                                                      472,668
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Credit Suisse Securities (USA) LLC                                                                44,180
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Total 59,874,750

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 42p shares

10) Date of transaction

19 December 2006

11) Date company informed

21 December 2006

12) Total holding following this notification

59,874,750

13) Total percentage holding of issued class following this notification

4.02%

14) Any additional information

Previous holding 3.13%

15) Name of contact and telephone number for queries

Mrs Sheelagh Duffield
Company Secretary
0141 636 4544

16) Name and signature of authorised company official responsible for making this notification

Sheelagh Duffield
Date of notification 4 January 2007

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

------------------------------------------------------------------------ --------------------------------
Barclays Private Bank and Trust Ltd                                                                1,464
------------------------------------------------------------------------ --------------------------------
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Barclays Global Investors NA                                                                  16,228,935
------------------------------------------------------------------------ --------------------------------
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Gerrard Ltd                                                                                    3,864,650
------------------------------------------------------------------------ --------------------------------
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Barclays Global Investors Japan Ltd                                                              754,007
------------------------------------------------------------------------ --------------------------------
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Barclays Global Investors Japan Trust & Banking                                                1,759,901
------------------------------------------------------------------------ --------------------------------
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Barclays Global Investors Australia                                                              568,166
------------------------------------------------------------------------ --------------------------------
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Barclays Global Investors Ltd                                                                 16,778,989
------------------------------------------------------------------------ --------------------------------
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Barclays Capital Securities Ltd                                                               14,127,144
------------------------------------------------------------------------ --------------------------------
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Barclays Life Assurance Co Ltd                                                                 2,358,233
------------------------------------------------------------------------ --------------------------------
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Barclays Capital Inc                                                                           3,000,000
------------------------------------------------------------------------ --------------------------------
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Barclays Private Bank Ltd                                                                          4,906
------------------------------------------------------------------------ --------------------------------
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Barclays Global Investors Canada Ltd                                                             118,769
------------------------------------------------------------------------ --------------------------------
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Barclays Bank Trust Company Ltd                                                                   59,486
------------------------------------------------------------------------ --------------------------------
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Barclays Private Bank and Trust Ltd                                                               17,674
------------------------------------------------------------------------ --------------------------------
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Barclays Global Fund Advisors                                                                  5,305,183
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Total 64,947,507

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 42p shares

10) Date of transaction

18 December 2006

11) Date company informed

4 January 2007

12) Total holding following this notification

64,947,507

13) Total percentage holding of issued class following this notification

4.36%

14) Any additional information

Previous holding 5.01%

15) Name of contact and telephone number for queries

Mrs Sheelagh Duffield
Company Secretary
0141 636 4544

16) Name and signature of authorised company official responsible for making this notification

Sheelagh Duffield
Date of notification 4 January 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 4, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary